SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   Form 12b-25

                                  Commission File Number           0-21150

                           NOTIFICATION OF LATE FILING
    (Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q [ ] Form N-SAR

For Period Ended:        September 30, 1996
[ ] Transition Report on Form 10-K  [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F  [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         Part I. Registrant Information

Full name of registrant    Graff Pay-Per-View Inc.
Former name if applicable

Address of principal executive office:  536 Broadway
                                        New York, New York  10012

                        Part II. Rule 12b-25 (b) and (c)
         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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                               Part III. Narrative

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. The Company is in the middle of several significant transactions for which adequate disclosure could not be timely prepared. In addition, the Company's Motion for a Preliminary Injunction of enforcement of Section 505 of the Communications Decency Act of 1996 was deni ed on November 8, 1996. The Company is analyzing the impact on its business if
Section 505 takes effect and has been unable to timely assemble the requisite information to provide meaningful disclosure to permit timely filing of the Form 10-Q for the quarter ending September 30, 1996.

                           Part IV. Other Information

    (1) Name and telephone number of person to contact in regard to this notification

         Daniel J. Barsky                 212-941-1434
               (Name)             (Area code)(Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                         [X] Yes   [ ] No
         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                         [X] Yes   [ ] No
         If so, attach an explanation of the anticipated change, both narratively and quantitaitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Graff Pay-Per-View Inc.
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date 11/14/96

       By: /s/ Harlyn C. Enholm
            ------------------------
              Harlyn C. Enholm
              Chief Financial Officer


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                            Attachment to Form 12b-25

The Company will report a net loss for the three month and nine month periods ended September 30, 1996 of approximately $1.6 million and $3.5 million, respectively as compared with net loss of approximately $1.2 million and $1.4 million for the corresponding periods from the prior year.